RTN  STEALTH SOFTWARE INC.

(Formely Arris  Resources  Inc.)

Interim Consolidated Financial Statements

Expressed  in Canadian Dollars

Three months  ended  March 31,  2010

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Pursuant   to   National   Instrument   51-102,   Part   4,   subsection   4.3(3)(a)   issued   by   the   Canadian

Securities   Administrators,   if   an   auditor   has   not   performed   a   review   of   the   interim   financial

statements,  they  must  be  accompanied  by  a  notice  indicating  that  the  financial  statements  have  not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of RTN Stealth Software Inc.

for  the  three  months  ended  March  31,  2010,  have  been  prepared  in  accordance  with  Canadian generally accepted accounting principles and are the responsibility of the Company's management.

The Company's independent auditors has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a

review of interim financial statements by an entity’s auditor

RTN  STEALTH SOFTWARE  INC.

(Formely Arris  Resources  Inc.)

Consolidated Balance  Sheets

(Baisc of Presentation -  note 2)

(Unaudited - expressed in Canadian Dollars)

March 31

December 31

2010

2009

(Unaudited)

Assets

Current assets

   Cash and cash equivalents

$

478,936

$

379,284

   Marketable  securities  (note  6 &  9b)

–

1,448,800

   Amounts  receivable

12,375

242,744

   Prepaid expenses

–

10,000

   Short term investment (Note  5)

10,012

–

501,323

2,080,828

Equipment (note  4)

7,351

3,940

License  (note  7)

150,000

–

Mineral properties   (note  6 &  9b)

–

67,185

Oil and gas  property

1

1

$

658,675

$

2,151,954

Liabilities  and Shareholders' Equity

Current liabilities

    Accounts  payable  and accrued liabilities

$

65,000

$

75,072

Subsequent events  (note  10)

Shareholders' equity

    Share  capital (note  9a)

2,355,580

3,919,865

   Contributed surplus  (note  9c)

2,604,737

670,374

   Accumulated comprehensive  income

504,770

504,770

   Deficit

(4,871,412)

(3,018,127)

$

658,675

$

2,151,954

Basic  of presentation - note  2

See  accompanying  notes  to  the  interim financial statements

Approved on behalf of the  Board of Directors

"Nikolas  Perrault"

"Lucky  Janda"

Director

Director

RTN  STEALTH SOFTWARE  INC.

(Formely Arris  Resources  Inc.)

Interim Consolidated Statements  of Operations

(Unaudited - expressed in Canadian Dollars  except for number of shares)

Three  months  ended March 31

2010

2009

Expenses

  Advertising and promotion

$

22,632    $

–

  Amortization

3,748

782

  Bank charges  and interest

239

92

  Foreign exchange  (gain)

-

(13,232)

  Management, consulting and administrative

33,600

20,000

   Office

3,001

52

   Professional fees

42,208

–

  Rent

12,500

20,000

   Property research fees

-

9,544

  Stock-based compensation (note  8b)

1,736,064

–

   Travel

1,500

–

  Trust and filing fees

9,805

3,081

Loss  before  the  following:

(1,865,297)

(40,319)

   Interest income

12

–

  Gain on spin-off of former subsidiaries  (note  6)

12,000

–

Net loss  for the  period

$

(1,853,285)   $

(40,319)

Loss  per share,  basic  and fully diluted

$

(0.02)   $

(0.00)

Weighted average  number of common shares  outstanding

99,416,860

62,716,860

Consolidated Statement of Comprehensive  loss

(Unaudited -expressed in Canadian Dollars)

Three  months  ended March 31

2010

2009

Net loss  for the  period

$

(1,853,285)   $

(40,319)

Other comprehensive  loss  for the  period

–

–

Total comprehensive  loss  for the  period

$

(1,853,285)   $

(40,319)

Consolidated Statements  of Deficit

(Unaudited - expressed in Canadian Dollars)

Three  months  ended March 31

2010

2009

Deficit,  beginning  of the  period

$

(3,018,127)   $

(2,418,656)

Net loss  for the  period

(1,853,285)

(40,319)

Deficit,  end of the  period

$

(4,871,412)   $

(2,458,975)

See  accompanying  notes  to  the  interim consolidated  financial statements

RTN  STEALTH SOFTWARE  INC.

(Formely Arris  Resources  Inc.)

Interim Consolidated Statements  of Cash Flows

(Unaudited - expressed in Canadian Dollars)

Three  months  ended March 31

Cash provided by (used in)

2010

2009

Operating  activities

  Income(loss) for the  period

$   (1,853,285)    $

(40,319)

  Items  not involving cash

      Accrued interest income

(12)

–

     Amortization

3,748

783

      Stock-based compensation (note  8b)

1,736,064

–

      Gain on spin-off of former subsidiaries  (note  6)

(12,000)

–

(125,485)

(39,536)

  Net changes  in non-cash working capital

      Amounts  receivable

(7,632)

(1,304)

      Prepaid expenses

10,000

18,655

      Due  to (from) related parties

–

(52,500)

      Accounts  payable

1,928

14,348

(121,189)

(60,337)

Investing  activities

      Purchase  of equipment

(7,159)

–

      Acquistion of short-term investment

(10,000)

–

(17,159)

–

Financing  activities

      Share  subscription receivable

238,000

–

238,000

–

Increase  (Decrease) in cash and cash equivalents

99,652

(60,337)

Cash and cash equivalents,  beginning  of year

379,284

99,366

Cash and cash equivalents,  end of period

$      478,936     $

39,029

Supplementary information:

Cash received from interest

$

–      $

–

See  accompanying  notes  to  the  interim consolidated  financial statements

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

1.

NATURE AND CONTINUANCE OF OPERATIONS

RTN   Stealth   Software   Inc.   (formerly   known   as   Arris   Resources   Inc.   hereinafter   referred   to   as   the

“Company”  or  “RTN  Stealth”)  is  a  public  company  incorporated  in  the  Province  of  British  Columbia,

Canada.

On December 21, 2009, the Company changed its name from Arris Resources Inc. to RTN Stealth Software

Inc.  At  the  same  time,  the  Company  changed  its  trading  symbol  to  RTN.    The  Company  is  listed  on

Canadian  National  Stock  Exchange.   The  Company  holds  an  interest  in  an  oil  and  gas  project  in  Alberta,

Canada. In January 2010, the Company entered into the business of software sales and executed a definitive

agreement   to   acquire   an   exclusive   and   perpetual   license   to   a   security   trading   software:   the   Market

Navigation, Trade Execution, and Market Timing Software (note 7).

Under  the  Plan  of  Arrangement  effective  January  5,  2010,  the  Company  transferred  its  interest  in  five

mineral   claims   in   British   Columbia,   Canada,   its   agreement   with   a   British   Columbia   manufacturing

company  to  distribute  its  earth  quake  sensor  products  in  India  and  its  marketable  securities  to  its  three

subsidiaries  to  complete  the  spin-off.   The  Company  had  a  working  capital  of  $436,323  and  accumulated  a deficit  of  $4,871,412  as  at  March  31,  2010.  As  the  Company  had  changed  its  business  from  resource exploration  into  the  software  business,  it  is  unsure  whether  the  Company  may  successfully  change  its

business  model  and  strategic  direction.    The  ability  of  the  Company  to  continue  to  operate  as  a  going concern  is  dependent  on  its  ability  to  ultimately  operate  its  business  at  a  profit.  To  date,  the  Company  has not  generated  any  revenues  from  operations  and  will  most  likely  require  additional  funds  to  meet  its obligations  and  the  costs  of  its  operations.  As  a  result,  further  losses  are  anticipated  prior  to  the  generation of any profits.

The  Company’s  future  capital  requirements  will  depend  on  many  factors,  including  the  costs  of  operating

the   software   business.   The   Company’s   anticipated   operating   losses   and   increasing   working   capital

requirements may require that it obtain additional capital to continue operations.

The  Company  will  depend  almost  exclusively  on  outside  capital.  Such  outside  capital  will  include  the  sale of  additional  shares.  There  can  be  no  assurance  that  capital  will  be  available  as  necessary  to  meet  these continuing  operating costs or,  if the  capital  is available,  that  it  will  be  on terms acceptable  to  the  Company.

The issuances of additional equity securities by the Company may result in significant dilution to the equity interests of its  current  shareholders.  Obtaining commercial  loans,  assuming those  loans  would  be  available,

will  increase  the  Company’s  liabilities  and  future  cash  commitments.  If  the  Company  is  unable  to  obtain

financing  in  the  amounts  and   on  terms  deemed  acceptable,  the  business  and  future   success   may  be

adversely  affected,  thus  giving  rise  to  doubt  about  the  Company’s  ability  to  continue  as  a  going  concern.

The  financial  statements  do  not  reflect  adjustments  to  the  carrying  values  of  assets,  liabilities  or  reported results should the Company be unable to continue as a going concern.

2.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance  with Canadian

generally  accepted  accounting  principles  (“Canadian  GAAP”).   They  do  not  include  all  the  disclosures  as

required  for  annual  financial  statements  under  generally  accepted  accounting  principles.  These  unaudited

interim   consolidated   financial   statements   should   be   read   in   conjunction   with   the   Company's   annual

consolidated  financial  statements  for  the  year  ended  December  31,  2009,  which  are  available  through  the internet on SEDAR at www.sedar.com.

These  consolidated  financial  statements  include  the  accounts  of  RTN  Stealth  Software  Inc.  and  its  wholly owned inactive subsidiaries: Arris Minerals Inc. (“AMI”) and Arris Oil & Gas Inc. (“AOG”).

All significant inter-company transactions and transactions have been eliminated upon consolidation.

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2009, except as described below.

i)

New Accounting Standards Not Yet Adopted:

International Financial Reporting Standards ("IFRS")

The   AcSB   has   announced   its   decision  to   replace   Canadian  generally  accepted   accounting  principles

(“Canadian  GAAP”)  with  IFRS  for  all  Canadian  publicly-listed  companies.  The  AcSB  announced  that  the

changeover   date   will   commence   for   interim   and   annual   financial   statements   relating   to   fiscal   years

beginning  on  or  after  January  1,  2011.  The  transition  date  for  the  Company  to  changeover  to  IFRS  will  be

January  1,  2010.  Therefore,  the  IFRS  adoption  will  require  the  restatement  for  comparative  purposes  of amounts  reported  by  the  Company  for  the  year  ending  December  31,  2010.  The  Company  has  begun assessing the adoption of IFRS for 2011 and is considering the accounting policy choices under IFRS.

4.

EQUIPMENT

March 31, 2010

December 31, 2009

Cost

Accumulated

Net

Net

Amortization

$

$

$

$

Office furniture

3,414

2,220

1,194

1,492

Computer equipment

17,108

11,151

5,957

2,347

Computer software

10,473

10,273

200

100

Leasehold improvements

2,522

2,522

-

-

33,517

26,166

7,351

3,939

5.

SHORT TERM INVESTMENT

As at March 31, 2010, the Company’s short term investment consisted of an investment in a Guaranteed

Investment Certificate which was issued by a Canadian chartered bank that will mature on February 2011.

6.

CORPORATE RESTRUCTURING

On  November  2,  2009,  the  Company  and  its  three  former  wholly  owned  subsidiaries  Arris  Holdings  Inc.

(“AHI”),  CLI  Resources  Inc.  (“CLI”)  and  QMI  Seismic  Inc.  (“QMI”),  collectively  known  as  the  “Parties”,

entered  into  a  plan  of  arrangement  (“Arrangement  Agreement”)  whereby  the  three  former  subsidiaries would  spin-out  from  the  parent  company,  each  becoming  a  reporting  issuer  and  each  acquiring  an  asset from the Company in exchange for common shares (the “Common Shares”) of the respective subsidiary.

The  change  in  corporate  structure  was  effective  on  January  5,  2010  with  the  sequence  of  events  as summarized  below:

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

6.CORPORATE RESTRUCTURING (continued)

I.

Altered  the  identifying  name  of  the  Company’s  Common  Shares  to  Class  A  Common  Shares

without par value, being the RTN Class A Common Shares.

II.

Created  a  class  consisting  of  an  unlimited  number  of  common  shares  without  par  value  (the

“ Common Shares’’).

III.

Each  issued  RTN  Class  A  Common  Share  was  exchanged  for  one  Common  Share  and  one  RTN

Class  A  Preferred  Share  (with  no  par  value).  The  RTN  Class  A  Common  Share  was  eliminated upon the completion of the Arrangement Agreement.

IV.

The  Company  transferred  its   interest  in  five   mineral  claims  in  Atlin,  British  Columbia  (the

Mineral  Properties’)  to  CLI;  an  agreement  with  a  British  Columbia  manufacturing  company  to distribute  its  earthquake  sensor  products  in  India  (the  “Distribution  Agreement”)  to  QMI;  and  all

of  the  Company’s  marketable  securities  (the  “Equity  Portfolio”)  to  AHI  in  the  consideration  for

17,583,372  common  shares  of  each  of  CLI,  QMI,  and  AHI  (collectively  known  as  “Distributed

Shares”) issued by the three former subsidiaries respectively (note 9b).

V.

The  Company  redeemed  the  issued  RTN  Class  A  Preferred  Shares  for  consideration  consisting solely  of  the  Distributed  Shares.  Each shareholder  of record  as of the  close  business on November

5,  2009,  being  the  share  distribution  record  date,  of  the  Company,  has  received  its  pro-rata  share

of  the  Distributed  Shares.   RTN  Class  A  Preferred  Share  was  eliminated  upon  the  completion  of the Arrangement Agreement.

7.

ACQUISITION OF SOFTWARE LICENSE

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance

Systems Inc. (“MGS”) whereby the Company acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the “RTN-Stealth Software”).

As  consideration  for  the  above,  the  Company  issued  5,000,000  Class  B  preferred  shares  to  the  shareholders of  MGS.  In  connection  with  the  acquisition,  the  Company  paid  a  company  controlled  by  a  director  of  the

Company  a  transaction  advisory  fee  of  250,000  Class  B  Preferred  Shares  (Note  8).  Each  Class  B  Preferred

share is convertible into ten common  shares of the Company  when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of  $20,000,000.

8.

SHARE CAPITAL

a)     Authorized and outstanding shares:

As at March 31, 2010 the authorized share capital of the Company consisted of the following:

-Unlimited number of Common Shares with no par value

-Unlimited number of Class B Preferred Shares with no par value. Each Class B Preferred Share is convertible into ten Common Shares when the cumulative net revenues derived from the license of the

RTN-Stealth Software reach a total of $ 20,000,000 (Note 7).

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

8.SHARE CAPITAL (continued)

The continuity of the issued and outstanding shares of the Company as at March 31, 2010 is as follows:

a)Authorized and outstanding shares (continued) :

Common Share (renamed as  Class  A common on January 5, 2010)

Number of shares

$

Outstanding balance, 12/31/2008

-

-

Issuance - Arrangement with Incana Investment Inc.

75,416,860

2,806,956

Exercise of options

6,050,000

190,575

Fair value of share options  allocated to shares  issued on exercise

-

45,845

Private placement, net of share issuance costs

17,500,000

876,489

Stock split and consolidation round off

-

-

Share issued for private placement finders  fee

450,000

-

Outstanding balance, 12/31/2009

99,416,860

3,919,865

Cancellation at January 5, 2010- Arrangement Agreement with AHI,

CLI, QMI (note 6)

(99,416,860)

(3,919,865)

Outstanding balance, 3/31/2010

-

-

This Class A common share was eliminated from the Company’s share capital as at March 31, 2010.

Common Share

Number of shares

$

Outstanding balance, 12/31/2008

-

-

Issuance

-

-

Redemption

-

-

Outstanding balance, 12/31/2009

-

-

Issuance on January 5, 2010 -Arrangement Agreement with AHI, CLI,

QMI (note 6)

99,416,860

2,205,580

Outstanding balance, 3/31/2010

99,416,860

2,205,580

Class  A preferred share

Number of shares

$

Outstanding balance, 12/31/2008

-

-

Issuance -Arrangement Agreement Inanca Investment Inc.

75,416,860

100,000

Redemption -Arrangement Agreement Inanca Investment Inc.

(75,416,860)

(100,000)

Outstanding balance, 12/31/2009

-

-

Issuance -Arrangement Agreement with AHI, CLI, QMI (Note 5)

99,416,860

1,714,285

Redemption & cancellation- Arrangement Argreement with AHI, CLI,

QMI (note 6)

(99,416,860)

(1,714,285)

Outstanding balance, 3/31/2010

-

-

This class of preferred share (Class A) was eliminated from the Company’s share capital as at March 31, 2010

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

Class  B preferred share

Number of shares

$

Outstanding balance, 12/31/2008

-

-

Issuance of new class  of preferred shares

-

-

Redemption of new class  of preferred shares

-

-

Outstanding balance, 12/31/2009

-

-

Issuance -acquisition of software license (Note 7)

5,250,000

150,000

Outstanding balance, 3/31/2010

5,250,000

150,000

b)  Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required.

The option price shall not be less than the fair market value of the Company’s common shares on the grant date. In February 2010, the Company awarded its directors, officers, employees and consultants a total of

5,650,000 stock options at an exercise price of $0.32 with the expiry date of February 24, 2015. The fair value of each option at the date of grant was estimated at $0.31/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate

3.25%

Expected life

5 years

Volatility

232%

Expected dividends

nil

The 5,650,000 granted options had a fair value of $1,736,064 at the grant date and all the granted options were vested immediately on issuance. As a result, the Company recognized $1,736,064  stock-based compensation expense and credited to contributed surplus to account for the vesting of the options (Note 8 C)

during the  quarter.

The continuity of the outstanding stock options of the Company as at March 31, 2010 is as follows:

Number of outstanding

Weighted Average

option

Exercise Price

$

Balance, December 31, 2009

-

-

Grants

5,650,000

0.32

Expired/Cancelled/Consolidated

-

-

Exercised

-

-

Balance, March 31, 2010

5,650,000

0.32

As  at  March  31,  2010,  there  were  5,650,000  stock  option  outstanding  with  a  weighted  average  exercise price of $0.32 per share.

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

8.SHARE CAPITAL (continued)

c)    contributed surplus

The continuity of the outstanding stock options of the Company as at March 31, 2010 is as follows:

Contributed Surplus

$

Balance, 12/31/2008 & 2009

670,374

Stock option granted (note 8b)

1,736,064

Cancellation of Class  A  preferred share- Arrangement Argreement with AHI, CLI, QMI (note 6)

198,299

Balance, 3/31/2010

2,604,737

9.

RELATED PARTY TRANSACTIONS

a)     During  the  three  months  ended  March  31,  2010,  two  companies  controlled  by  the  President  charged  the

Company $14,000 in management and administrative fees (2009 - $13,000), and $12,500 in rental expense

(2009  -  $7,000).  As  at  March  31,  2010  the  Company  owed  $3,000  for  these  expenses  (2009  -  $52,500).

These  transactions  have  occurred  in  the  normal  course  of  operations  and  management  represents  that  they have  occurred  on  a  basis  consistent  with  those  involving  unrelated  parties,  and  accordingly  they  are measured at their fair values.

b)    The  Arrangement  Agreement  envisions  the  transfer  of the  Mineral  Properties,  the  Distribution  Agreement,

and  the  Equity  Portfolio  (collectively  the  “Transferred  Assets’)  from  RTN  Stealth  to  CLI,  QMI,  and  AHI respectively.  As consideration  for  the  transfer,  the  controlling interest  in the  common  shares of CLI,  QMI,

and  AHI  was  immediately  distributed  to  the  shareholders  of  RTN  Stealth.  (Note  6(IV)).  The  shareholders of  RTN  Stealth  at  the  time  of  the  transfer  will  continue  to  collectively  own  the  Transferred  Assets.

Consequently, there  was no substantive change in the beneficial ownership of the Transferred Assets at the time  that  the  Transferred  Assets  were  vended  to  RTN  Stealth.  As  such  the  transfer  of  the  Mineral

Properties,   Distribution   Agreement,   and   the   Equity   Portfolio   was   recorded,   in   accordance   with   the

Canadian generally accepted accounting principles, at the carrying values as follows

Value of the transfer being the carrying

value at RTN Stealth’s account on

Mineral Properties

January 5, 2010

five mineral claims in the areas located near Gladys

Lake Molybdenum occurrences in the Atlin Mining

District, British Columbia

$

67,185

Distribution Agreement

Distribution Agreement with a British Columbia

private company to distribute its seismic sensors in

India.

$

1

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

Value of the transfer being the

Number of

carrying value at RTN Stealth’s

Equity Portfolio

share

account on January 5, 2010

Publicly traded common shares

-Desert Gold Ventures Inc.

300,000

$

240,000

-Ona Power Corp.

2,800,000

509,600

-Maxtech Ventures Inc.

440,000

228,800

Share   purchase   warrants   of   publicly   traded

shares

-Ona Power Corp.

2,800,000

470,400

$

1,448,800

10.    SUBSEQUENT EVENTS

On May 17, 2010, the Company executed two  definitive agreements subject to CNSX approval. In the first case the Company has acquired of all of the assets of MGS, the Company that sold the RTN-stealth Software to the Company in January 2010 (note 7),  and in the second case the Company has purchased the EMC-

ALGO Software Suite from ENAJ Mercantile Corporation (“ENAJ”), a privately owned company. The

Company has issued to MGS shareholders twenty (20) million common shares escrowed in four equal tranches at 6, 9, 12, and 15 months and assume $2.45 million of liabilities owed by MGS.

As to ENAJ, the Company has issued five (5) million common shares as consideration for the acquisition of the EMC-ALGO Software Suite. The first 2.5 million common shares have been issued to ENAJ and are escrowed in four equal tranches at 6, 9, 12, and 15 months. The remaining 2.5 million common shares were issued to the owner of ENAJ, and are escrowed, in three equal tranches at 12, 24, and 36 months.